UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For July 02, 2004



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated July 02, 2004  -  Holding(s) in Company


                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BUNZL PLC

2. Name of shareholder having a major interest

LEGAL & GENERAL INVESTMENT MANAGEMENT LTD

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

LEGAL & GENERAL GROUP PLC AND/OR ITS SUBSIDIARIES

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTER HOLDER                                                         AMOUNT
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 914945                        159,413
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 923363                        300,562
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 775237                        129,199
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 886603                      4,682,481
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 775245                      1,745,028
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 130007                        118,856
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 770286                        331,311
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 357206                     11,687,057
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 866197                         61,920
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 904332                         39,200
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 916681                         24,400
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 922437                          1,600
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 754612                        969,123
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 361602                         43,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 282605                      1,623,934
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 360509                        605,422
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 766793                         91,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 824434                         40,828
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 924422                        148,687
                                                                   ___________
                                                                    22,803,021
                                                                   ===========

5. Number of shares / amount of stock acquired

4,623,165 SINCE LAST NOTIFICATION

6. Percentage of issued class

1.029%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF 25P

10. Date of transaction

1 JULY 2004

11. Date company informed

1 JULY 2004

12. Total holding following this notification

22,803,021

13. Total percentage holding of issued class following this notification

5.07%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

MISS A MARTIN, 020-7495-4950

16. Name and signature of authorised company official responsible for making this notification

P N HUSSEY, COMPANY SECRETARY

Date of notification

2 JULY 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  July 02, 2004                        By:__/s/ Anthony Habgood__

                                              Title:   Chairman